Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Conference Call Transcript

IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Event Date/Time: Jul. 27. 2005 / 4:30PM ET

Event Duration: 54 min

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

CORPORATE PARTICIPANTS

Clyde Hosein

Integrated Device Technology - CFO

Greg Lang

Integrated Device Technology - Pres/CEO

CONFERENCE CALL PARTICIPANTS

Glen Yeung

Smith Barney - Analyst

John Barton

Wachovia Securities - Analyst

Srini Pajjuri

Merrill Lynch - Analyst

Allan Mishan

CIBC World Markets - Analyst

Sandy Harrison

Pacific Growth Equities - Analyst

Louis Gerhardy

Morgan Stanley Dean Witter - Analyst

Jack Romaine

SG Cowen - Analyst

Gregory Lang

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Integrated Device Technology Incorporated’s first quarter fiscal year 2006 earnings conference call. [OPERATOR INSTRUCTIONS] Here with our opening remarks is Integrated Device Technology’s Chief Financial Officer, Mr. Clyde Hosein. Good afternoon sir, and please go ahead.

Clyde Hosein - Integrated Device Technology - CFO

Thank you Brent. Welcome to IDT’s conference call for the first quarter of our fiscal 2006, which will follow our usual format.

I am Clyde Hosein, IDT’s Chief Financial Officer. Presenting with me on the call is Greg Lang, our President and Chief Executive Officer. Also in attendance on the call from IDT are Phil Bourekas, our Vice President of Worldwide Marketing; Julian Hawkins, our Vice President of Worldwide Sales; and Dawn Morse, our Manager of Investor Relations; all of whom will be available during the Q&A portion of this call.

Before we get started, I wanted to caution that our call today will include remarks about future expectations, plans and prospects for IDT, which constitute forward-looking statements for purposes of the safe harbor provisions under applicable Federal Securities laws. Actual results may differ materially from our forward-looking statements as a result of important risks and uncertainties, which are detailed and may be reviewed in IDT’s filings with the SEC.

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Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

IDT does not intend to update the information provided in today’s call and expressly disclaims any such duty, except as required by law. Some of the subject matter in today’s call may cover IDT’s proposed merger with ICS. Information about the proposed acquisition is available in the registration statement on form S-4, and in the joint proxy statement and prospectus filed with the SEC on July 22 2005.

Please be advised that all business descriptions discussed in today’s call including any revenue or [inaudible] model projections, pertain solely to IDT. In the event the proposed merger with ICS is completed prior to the end of our fiscal quarter, we will update you accordingly.

In addition, pursuant to regulation G, any non-GAAP financial measures referenced during today’s conference call can be found in our press release posted on our website at www.idt.com, including a reconciliation to the most directly comparable GAAP measures.

First I’ll describe our results for the quarter on a non-GAAP basis. Revenue for the quarter was $93.8 million, a decrease of $3.2 million or 3% from the fourth quarter of fiscal 2005, lower than the revenue range of our original forecast issued in May, but within the range of our revised forecast. On a year-over-year basis our quarterly revenues decreased by 7% from the first quarter of fiscal 2005.

By channel, direct revenues were 46% of revenues during the quarter, relatively flat, while distribution revenues were 32%, down three points from the March quarter. Our consignment channel was 20% of revenues, and up about three points in the June quarter.

Gross margin for the fiscal Q1 2006 increased to 49.3% from 48.8% in Q4; within the range we originally projected, despite the $3 million decline in revenue, primarily due to improved utilization and restructuring measures.

During the quarter we increased in production of our fab from approximately 18,000 wafers in Q4 2005 to approximately 21,000 in Q1, resulting in an increase of our fab utilization from about 60% in the March quarter to about 71% in the June quarter. The Q1 wafer output approximated the amount required to support Q1 revenue.

On a non-GAAP basis our operating expense during the quarter were essentially flat at $44.2 million despite one time increases in engineering prototype expenses in our network search engine and serial switching businesses. These increases were offset by restructuring savings. We expect to continue to decrease overall OpEx in both the September and December quarters.

Non-GAAP net income for the June quarter was approximately $5.5 million, down from $7.4 million in the prior quarter, and $12.3 million in the year ago quarter. The decline in net income year-over-year is attributable to lower revenues and pricing in SRAM.

Non-GAAP earnings per share for the June quarter was $0.05, within the range of our original forecast, and down from $0.07 last quarter, and $0.11 in the year ago quarter.

Progress against our restructuring efforts announced early this year enabled us to meet our earnings outlook despite the decline in revenues and a spike in engineering prototype expenses. We also experienced a benefit in gross margin despite a decline in revenue, in part because of reductions in our infrastructure.

We have made significant progress in our restructuring plans. To date we have reduced our headcount by approximately 700 employees, including over 500 from our facility in Manila. We expect to further reduce our headcount under our previously announced restructuring plans by an additional 200 employees during the September quarter. The remaining Manila employees are supporting customer qualification requirements, which we expect to complete in the September quarter.

We have begun consolidation of our California employees in our San Jose campus, and have exited three out of six building leases. We expect to complete the transfer of the remaining employees and exit the remaining three buildings by the middle of August.

Finally the transfer of certain operations in IT support to Penang is progressing on schedule, and is expected to be complete within the next five months.

Cumulatively we have achieved about $5 million in savings related to these restructuring programs; of which about $1 million was in the June quarter. We expect another approximately $4 million in the next two quarters, and are on track to substantially complete all restructuring activities by the September quarter. As a result of these measures, we are on track to achieve annual savings of approximately $25 million in fiscal ‘07. In addition we will see a reduction in our deprecation expense of about $20 million in fiscal ‘07.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Now let me summarize our results on a GAAP basis. We recorded earnings of $0.06 per share for the first quarter, compared to $0.06 for the previous quarter, and a loss of $0.05 for the year ago quarter. The difference between our GAAP and non-GAAP results nets out to a difference of a penny. Although only a penny, there are some meaningful items in our GAAP results that I will expand on.

First, we recorded charges of about $4.2 million related to the restructuring plans announced this year, including about $1.9 million related to the closure of our Manila facility, and about $2.3 million related to the consolidation of our California facilities, and retention of certain employees providing transition services.

Second, included in our GAAP results are charges of about $1.7 million associated with an other than temporary impairment on our investment portfolio, and $2.2 million associated with previous acquisitions made by the company, primarily amortization of intangibles.

Offsetting these charges were benefits of about $9.5 million, including approximately $8.9 million of tax benefits primarily related to the net reversal of tax reserves in connection a partial settlement with the IRS, and a $600,000 gain related to sales of assets from our closed Salinas fab, which we were previously impaired.

Further information, including the detailed reconciliation of non-GAAP and GAAP results is provided in the financial tables of today’s press release and can also be found on our website at www.idt.com.

Now turning to our balance sheet. We ended the quarter with cash and investments at $600 million. This reflected an increase of about $19 million from the prior quarter. we generated about $90 million of cash from operations during the quarter, while our Cap Ex was approximately $10 million, about half of which was related to the consolidation of our California operations.

In addition we generated about $9 million of cash from the issuance of shares related to our employee stock programs. We experienced an unusual increase in cash from stock option exercises as there were a significant number of options expired in July.

Net inventory was flat at $37 million, while days of inventory increased slightly from 69 days to about 71 days. Our net accounts receivable balance decreased by about $3 million to $50 million in Q1, primarily related to the decrease in revenue, while DSO decreased from 50 days to 48 days.

Net fixed assets for the March quarter decreased by about $4 million. Capital additions in the quarter of $10 million were more than offset by depreciation expense of about $13 million. With that summary I’ll turn the call over to our President and CEO, Greg Lang.

Greg Lang - Integrated Device Technology - Pres/CEO

Thank you Clyde. We believe our revenue decline in the past quarter is attributable to three main areas; first we experienced a larger than expected decline in the storage segment of approximately $3 million from fiscal Q4 ’05. a large portion of this was due to a faster than expected platform transition away from specialty memory at one of our key customers. We also experienced softness at three other major storage customers in June.

The storage segment has declined to 3% of overall revenue in fiscal Q1 compared with 6% of revenue in fiscal Q4. on a positive note, we believe the major product transition is now behind us in the storage segment.

The second area of decline from the prior quarter was in our SRAM business. We experienced weakness across several segments, including enterprise, wireless, and access, as well as direct and distribution channels. Overall the $1.5 million sequential decline brings SRAM down to about 13% of our total revenue.

From a channel perspective our distribution business was down $4 million quarter-to-quarter, while direct and consignment revenue was up approximately $1 million. While the decline included SRAM and specialty memory that I mentioned previously, it also represented a very slow finish to the quarter across several product areas.

Four other market segments experienced some growth, but not enough to offset the declines mentioned above. Wireless infrastructure was up slightly with mixed results in each geography. In our initial forecast we had anticipated more growth in wireless to offset some of the projected decline in storage. Wireless finished at about 19% of total revenue during the quarter.

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Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

The enterprise segment came in very close to our expectations, despite softness in SRAM, due to growth in our network search engine business. The enterprise segment grew from 34% to 35% of total revenue during the quarter.

Carrier networking was also up slightly, finishing at 14% of revenue, up from 13% in the prior quarter, primarily due to growth in network search engines and other products, as packet networks continue to grow in the metropolitan infrastructure.

We also projected growth in the DDR2 DIM/PC segment, which did not materialize, leading to a flat quarter in the overall PC segment. The PC segment finished at 14% of overall revenue during the quarter.

By product family, our communication products represented about 67% of total revenue, flat quarter-to-quarter from fiscal Q4, and timing was up 1% to about 20%, while SRAM was approximately 13% of revenue, down from 14% in fiscal Q4. You can see a complete set of the market segment geography details on our website.

While revenue results were mixed and weighed down by some seasonal slowness, there were a number of notable achievements in the quarter. A few of the highlights now. We continue to see increasing contribution from our key investment areas; our strategic investments and high value products have improved our performance through cyclical periods. For example, this quarter represents our eighth consecutive quarter of profitability, despite the past three quarters of inventory burn off. In addition our IP core processor business continued it healthy growth, with over 10% quarter-over-quarter growth.

From a cost point of view we were able to meet our original EPS projection for the quarter, despite lower than projected revenues. As previously announced, we are pursuing a major restructuring initiative across our operations, with headcount reductions, facilities consolidations and closure of our Manila assembly and test operation. These plans are progressing well and will be substantially complete by September, which will provide continued profit improvement over the next two quarters.

Finally, in mid-June we announced that we had reached a definitive agreement to merge with Integrated Circuit Systems. As described at that time, we see tremendous potential for customer and stockholder value through this business combination. So far the customers we’ve talked to have echoed many of the values we’ve described. Progress toward close is proceeding and we continue to anticipate a close in the fourth calendar quarter of this year. We have filed a registration statement on form S-4 together with a joint proxy statement and prospectus, and pre-merger notification under the Hart Scott Rodino Act. We have also started initial integration planning between the two companies.

Looking forward, we expect to see a seasonal summer quarter. September has been our slow seasonal quarter, typically down about 3%. Given this year’s early seasonality in June we currently anticipate flat revenue, plus or minus 3% for the September quarter. despite the flat revenue projection, we currently project earnings improvement over last quarter with a fiscal Q2 ’06 earnings range of $0.06 to $0.10 per share. This improvement is primarily due to the significant restructuring activities discussed earlier.

Once beyond the seasonality in the September quarter we currently anticipate a resumption of growth in the December quarter and beyond. We believe the IP network infrastructure will continue to grow in the enterprise and carrier segments. We believe we’ll continue to improve our PC segment presence, and we expect the wireless segment to eventually to pick up with 3G deployments later in the year.

In addition, we believe we’ll see the first meaningful revenue from our new serial switching product area by the end of the fiscal year, and in the DIM segment, IDT has earned the lead position for the next generation server memory market technology, which we believe will lead to first revenue in the December quarter, and break through the $1 million mark for us in the March quarter as the server platform transition begins.

We believe these growth areas, combined with the restructuring benefits, will drive top and bottom line growth over the next several quarters. Now I’ll turn it back over to Clyde to comment on our financial model going forward.

Clyde Hosein - Integrated Device Technology - CFO

Thanks Greg. I’ll cover our outlook for fiscal Q2 ’06. as Greg indicated, in fiscal Q2 we are projecting revenue to range from flat to plus or minus 3%. This compares to what is typically a seasonally down 3% quarter. To get to the midpoint of that range, we need slightly more direct turns; a return of distribution of more normal run rate levels, and flat consignment from the prior quarter.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Q1 ’06 was a weak turns quarter, particularly in the last four weeks. The midpoint of our Q2 revenue projection would require us to turn about 2 million more in direct business compared with Q1; but in line with prior quarters in the past year. In the first three weeks of Q2 ’06 we have seen an increase in our turns, which gives us more confidence that we can achieve our forecast.

Distribution revenues in Q1 ’06 was one of the weakest quarters in recent years. In the first three weeks of this quarter we have seen a significant improvement in our distributed bookings; one has run 30% higher than the first three weeks of Q1, and better than expected point of sale data that provides information on sell through revenues out of the distributors. Through the first three weeks of the quarter consignment pulls in the first three weeks are on pace to hit the midpoint of our forecast.

During Q2 we plan to continue making minor improvements which will lower inventory in hand by a few days, as we fine tune our inventory requirements for each of our business units. We plan to lower our fab production in Q2 by 11% and expect to run about 19,000 wafers or about 63% utilization, at our Hillsboro fab. Overall, on a non-GAAP basis, we project our gross margins in Q2 to be about 49-1/2%, plus or minus one point, depending on the revenue range.

Operating expenses are expected to decrease by approximately $1.5 million this quarter to approximately $42.5 million, driven principally by lower R&D product expenses and the benefits of our restructuring activities. As I indicated earlier, we expect approximately $1.6 million additional benefits this quarter, and an incremental $2.5 million in the December quarter from our restructuring activity. Some of these benefits would be recorded in gross profit.

Finally, we expect tax expenses to increase slightly from $500,000 to about $800,000 as we move operations to offshore facilities where we currently pay taxes.

The end result is that we currently expect a fiscal Q2 non-GAAP EPS of about $0.06 to $0.10, depending on the revenue range.

On a GAAP basis, we project that EPS in Q2, ’06, will be about $0.10 to $0.12 lower than our non-GAAP EPS result. About $0.02 of the difference relates to recurring items such as amortization of acquisition-related intangible assets. The remaining $0.08 to $0.10 is related to costs associated with the restructuring we announced earlier this year.

The September quarter is the most significant quarter in our restructuring plans. We expect to complete the consolidation of our California facilities, complete the transition out of our Manila facility and continue to transfer operations from North America to Penang. We expect accounting charges in these actions will result in about $8 million to $10 million in GAAP charges. All of these charges were anticipated din our restructuring plan.

With the completion of these actions in the September quarter, we should experience almost all of the restructuring savings in the December quarter.

Now let me turn to the balance sheet for a minute. We’ve already covered inventory and we are projecting our cash balance to grow about $10 million to just over $610 million. This is after accounting or a cash disbursement related to our billing move, and announced restructuring steps, but excludes any unusual cash flow items.

With that summary, I’ll turn the call over to the operator for the Q&A portion of the call. Brad?

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] And representing Smith Barney, we go to the line of Glen Yeung, for our first question. Please go ahead.

Glen Yeung - Smith Barney - Analyst

Thanks guys, hi. I have a question, maybe to Greg. You talked about a resumption of growth after this seasonal third quarter and I wonder if there’s anything that gives you specific confidence in saying that. Or, is it really just relying on season patterns that you normally see?

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Gregory Lang

Some of it’s season, but some of it’s also ramping up of some design win activities and some projections in a couple of the different business segments we have. It is, as I think your point is, its visibility isn’t that clear that far out. But, we do see the signs of improved growth in the following quarter. So it’s a little of both, Glen.

Glen Yeung - Smith Barney - Analyst

OK. And then, I think I heard you say that the shortfall that you saw in storage was more than you’d expected but now it’s largely over. Is that to say that there’s not a lot of decline we’d see in storage going forward?

Gregory Lang

Yes, that’s correct. We expected about half of the decline that we saw this quarter, so the other half was just a more rapid transition essentially to the new platform. We could see a little bit of upside come back in the next quarter, but I think we’ve kind of found that settling point, if you will, where we’ll hover above and below for the next several quarters, until we’re able to intercept the next product cycle with some new products of our own in the serial switching space.

Glen Yeung - Smith Barney - Analyst

OK and just one last question which is, maybe for Clyde. You saw inventories flat in the quarter, even though you missed the revenues. I wonder if you saw any channel fill of inventory in the quarter? And, is that partially impacting your wafer stars for the next quarter?

Clyde Hosein - Integrated Device Technology - CFO

In channel build?

Glen Yeung - Smith Barney - Analyst

Yes.

Clyde Hosein - Integrated Device Technology - CFO

Yes, actually we control most of it, as you know, with consignment and direct. We did drain about $1 million in [inaudible] inventory during the quarter, which obviously affected us. But beyond that, we didn’t see any particular DIST [ph].

DSO, as I’ve mentioned, increased slightly to about 71 days and we’ll probably take that down another three to five days in the September quarter. But we did not see any particular inventory buildup.

Glen Yeung - Smith Barney - Analyst

Would you characterize all of the sort of perturbations [ph] in DIST that were present in the June quarter; do you think that’s largely over at this point?

Clyde Hosein - Integrated Device Technology - CFO

Yes, we think perturbations is probably the right way to characterize it. We think that’s substantially behind us, and as I described earlier Glen, bookings for the quarter to-date is about 130% in DIST.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Glen Yeung - Smith Barney - Analyst

OK, thank you.

Operator

Next in queue, we go to the line of John Barton, with Wachovia Securities. Please go ahead.

John Barton - Wachovia Securities - Analyst

Thank you very much. Greg, just to kind of go back to the server end of things, just to make sure I understand this, the weakness that you saw, greater than expected in June over March about $3 million, I assume that’s a quad data port type RAM and it’s that functionality being absorbed into an FBJ or something else in the next generation. Am I thinking about the right situation?

Gregory Lang

Yes, and actually you said server. I think you’re referring to the storage miss and you’re exactly correct, a multi-port memory. Basically, there is an architectural shift at one of our biggest customers from the shared memory type of platform to a serial switched platform. And so, we have a gap of about probably a year of cycle, if you will, which we’ll try to intercept next year with some of our serial switching products of our own, under PVI Express.

John Barton - Wachovia Securities - Analyst

Right and I did mean storage, my apologies. Secondly, with respect to the distribution weakness at the end of the quarter, how much of that was commodity SRAMs vs. the [inaudible] kind of products or proprietary kind of products. What I’m getting at is how much of that revenue could’ve potentially gone to another distributor, vs. how much of it’s just coming back in this quarter?

Gregory Lang

That’s a very good question. It was a broad mix of our products but that’s one of the things that we’ve tried to dig in and understand is whether or not, you know, for example [inaudible] not getting together, did some of that business go to Arrow and possibly go to a competitor?

And I don’t know that we have a clear answer to that. The fact that it was fairly broad brushed is what leads us to the conclusion that we’re seeing some seasonality effects, as opposed to a particular segment’s—or shared loss in distribution.

John Barton - Wachovia Securities - Analyst

And if you could comment on pricing trends in the quarter, and obviously they would pertain mostly to commodity SRAMs and what you think about that going into this current quarter?

Clyde Hosein - Integrated Device Technology - CFO

SRAM prices, John-this is Clyde-declined about mid-single digits, 5% or 6%. Expect the same thing in the September quarter. Going into the June quarter, we expected about the same, so there weren’t any surprises in there, pricing-wise, in SRAM in the June quarter. So there wasn’t, at least in that segment, a pricing issue. I think it was a lot of volume issue, primarily in DIST as Greg described earlier.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

John Barton - Wachovia Securities - Analyst

Right, and then Clyde, if I could, a last question; I got it bits and pieces from the other two, but if you could just walk us through the cost savings. I know you said another, you know, $1.6 million incremental in this quarter, I believe another $2.5 million in the December quarter and I believe from the currently announced restructures, that’s the end of it. If you could confirm those statements and just give us an idea of how it falls out, you know, across COGS SG&A, R&D please?

Clyde Hosein - Integrated Device Technology - CFO

I think that you got it accurately. It’s another $1.6 million in the September quarter. About half of it would be in expenses, vs. costs. And in the cost piece, obviously, the benefit from that would be the Manila thing. So, it’s about 50-50 in costs and expenses going forward. We should experience another $2.5 million in the December quarter and that, again, would probably be maybe a little more in expenses relating to the building move. But in the, you know, 50% - 60% expenses of that amount.

By the time we get to the December quarter, most of the actions would’ve been completed. There is only one item remaining, which is the transfer to [inaudible] in IT Support group into Penang, and that gets completed late in the December quarter. So, by the time we get to the March quarter, this is completely done. The IT pieces, keep in mind, are part of it, but we should achieve just over $6 million in quarterly benefit rate. And, as we both described earlier, about $25 million in fiscal ’07. And on top of that, John is the depreciation fall off.

John Barton - Wachovia Securities - Analyst

And that’s a $20 million step down right at the beginning of the fiscal year, correct?

Clyde Hosein - Integrated Device Technology - CFO

At the beginning of the fiscal year, we get another $20 million on top of that, for the sum total of $45 million.

John Barton - Wachovia Securities - Analyst

Right, great. Thank you.

Operator

Next in queue, we go to the line of Srini Pajjuri, with Merrill Lynch. Please go ahead.

Srini Pajjuri - Merrill Lynch - Analyst

Thank you. Hey Clyde, just a quick question on the gross margins. It looks like you’re forecasting flat to slightly up for next quarter, and I do understand that you’re getting some benefit from the restructuring, but still, given the fact that you’re taking your loading down, I’m just wondering if you’re getting any benefit from product mix shift, or any depreciation or any of reserve-related benefit next quarter?

Clyde Hosein - Integrated Device Technology - CFO

No, we aren’t counting on any reserve benefit, Srini. I think it’s lower utilization, which is going to hurt us on inventory drain, but offset by costs and expense benefit. There’s not a lot of moving parts to get that going on. We intimately focused on cost and expense. The Manila piece is going to help that, as we transition that fab over to [inaudible] Penang and assembly to outsource.

Srini Pajjuri - Merrill Lynch - Analyst

OK, and then if you assume that December is going to be flat in revenues, and if you bring your utilization back to normal levels, where do you think the gross margins could go to?

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Clyde Hosein - Integrated Device Technology - CFO

Well first of all, I think, as Greg explained, we expect December revenues to grow. But to answer your question, I think we’ll probably experience another half a point to a point in gross margin, assuming all other things being constant.

Srini Pajjuri - Merrill Lynch - Analyst

OK, fair enough. And then, moving on to the SRAM weakness, it looks like pricing was as expected. So, I’m wondering if you think this is any share loss or any other dynamic that you’re seeing out there? I mean, what’s causing the weakness there?

Gregory Lang

Share is dynamic and in this business it’s probably a pure [inaudible] business in the company. So, it is something that moves around quite a bit, so I’m sure there was some give-and-take on that front.

In general, though, the slimness was actually fairly broad across the distribution and direct customers. So, as I mentioned earlier, it’s kind of indicative of just a slowdown in business, particularly in June.

Srini Pajjuri - Merrill Lynch - Analyst

OK, and finally just a little bit more color on NSC [ph] business, how much it grew by, or you know, if you could give us—quantify the number please? Thank you.

Gregory Lang

In the search engine business this last quarter, as I explained, overall the enterprise segment was fairly flat. But underneath that was a decline in the SRAM space, an increase in the search engine business. So, that business for us was up about 10%, actually over 10% quarter-to-quarter. So, it continues a nice growth trajectory for us.

Srini Pajjuri - Merrill Lynch - Analyst

Did CAM3 contribute at all, during the quarter?

Gregory Lang

I’m sorry; was that TCAM3?

Srini Pajjuri - Merrill Lynch - Analyst

Yes.

Gregory Lang

Yes, actually we saw several million dollars of revenue out of that product area.

Srini Pajjuri - Merrill Lynch - Analyst

OK, great. Thank you.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Operator

Allan Mishan with CIBC World Markets.

Allan Mishan - CIBC World Markets - Analyst

A couple of questions on the clock business. The server part of it, did you say that was flat this quarter, and what happened in the PC clock business?

Greg Lang - Integrated Device Technology - Pres/CEO

The PC business picked up a bit. Our participation is still relatively small, so it doesn’t move the needle enough yet, but it did tick up a little bit, and the DIM business was soft for us. We expected some growth, but that didn’t come through. Our participation there is weighted to the DDR2 generation, that’s where we had a strong play, picked up a lot of share. That seems to be fairly sluggish right now, and I’ve heard similar indications from the other folks that are in that segment as well. There’s a potential to come back, but it was a sluggish quarter versus what we expected.

Allan Mishan - CIBC World Markets - Analyst

In that space, do you continue to expect to go along with seasonal patterns in PC now that ICS is coming into the mix, or are there adjustments being made because of that combination?

Greg Lang - Integrated Device Technology - Pres/CEO

For DIM memory?

Allan Mishan - CIBC World Markets - Analyst

No, I’m sorry; for the PC side.

Greg Lang - Integrated Device Technology - Pres/CEO

Could you ask your question again, I don’t think I got it.

Allan Mishan - CIBC World Markets - Analyst

Now that you’re combining with ICST, which is obviously the leader in PC clocks, is your PC clock designs, are they going to continue through the end of the year? Do they end life now that ICST is coming into the mix?

Greg Lang - Integrated Device Technology - Pres/CEO

No, we expect both the prior generations and the current generations, we expect to continue to offer those products and we’ll continue to sell products until we merge as one company. We’re operating as two separate companies, and we have no plans for a near term end of life of either company’s products once there is an integration between the two companies. So we’ll continue to offer both sets of products to the customer based on their demand.

In situations where we may have a joint qualification in a socket that we’re both in we’ll look to try to influence the customer to buy the parts that are built in IDT’s fab to improve utilization and cost. But we don’t plan an immediate end of life in any of the segments.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

One of the places that I think there’s some significant upside in the core businesses that we’re in today in this PC and I’ll lump the server memory DIMs into that as well; as the next generation server technology goes through a major transition to more of a serial technology for the interface. We’re in a great position in that market as the leader right now in products, and I think as that transition happens we’ll see some nice revenue growth either as separate companies or stand alone – as two separate companies or as a merged company, that represents a very substantial opportunity for us.

Allan Mishan - CIBC World Markets - Analyst

Great. One question on the COM IC business, a couple of your competitors that have reported talked about some nice sequential growth in the T1/E1 side. Are you seeing that as well? Did you see that this quarter?

Greg Lang - Integrated Device Technology - Pres/CEO

We did see a bit of growth there. Once again it’s relatively small, but we did see a bit of growth there in the telecom portion of our business.

Allan Mishan - CIBC World Markets - Analyst

OK great. Thanks very much.

Operator

Sandy Harrison with Pacific Growth Equities.

Sandy Harrison - Pacific Growth Equities - Analyst

Greg I wanted to build on the thing you brought up just before on the last question about the Aviom [ph] FP DIM stuff. I guess you’ve kind of mentioned it sometimes and it seems to be an interesting area. Since you have Julian there, and this is sort of a different technology, is there a bit of an ecosystem sell here where you have to get a number of partners? Could you spend a little bit of time, this sounds like a pretty decent opportunity that you guys haven’t highlighted a lot in the past. I’m just trying to understand what’s different here that you’re bringing it up at such a level

Greg Lang - Integrated Device Technology - Pres/CEO

That’s a very good question. There is an ecosystem here that I think is very relevant. Essentially what’s happening is in the past the server chipset talked directly to the memory devices in the server. The products or the parts that we offered into that space were basically a clock and a register that would sit on those register DIMs.

Going forward there’s a pretty major architectural shift where there’s a serial chip that sits in front of the memory and the chipset talks to that serial chip. So it’s kind of a very different path for the date to flow if you want to think of it that way. So that has the attention of the memory companies of course, it has the attention of the OEMs who are buying the server memory modules, it has the attention of Intel, who’s driving the transition. And it obviously has our attention too because we think this is a substantial product and business opportunity for us.

So there’s definitely an ecosystem around those characters that I just mentioned, making sure that there’s interoperability, making sure that the device works as expected, making sure there’s test infrastructure so we can have successful volume ramp around the new technology. So it’s a very interesting platform transition for us because it involves the inner section of memory technology and communications technology which IDT is in a relatively unique position of having both. I think that’s led to the position we’re in today where we’re probably a quarter if not two quarters ahead of our competitors in this space right now. So it’s a very, very good position for us to be in as this technology transition takes place.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Sandy Harrison - Pacific Growth Equities - Analyst

Along those lines, what kind of ASPs are we looking for and what kind of growth do you expect to see, and how do you expect this to layer in? Is this going to be a transition that goes from one quarter to the next as you see it adopted and refresh servers? What do you think is the best way to try to model this evolution?

Greg Lang - Integrated Device Technology - Pres/CEO

On the transition side that’s really driven by Intel’s chipset. So the next generation chipset, when that transition starts, the speed at which this market grows is going to be driven by that particular chipset transition. So I would expect over the course of the next year, probably starting in January through the end of the year, that we would see probably on the order of between 50% and 75% transition of that platform by the end of that year. So it’s probably a one year time period to get through half of that market.

In terms of the business opportunity that goes with it, we believe that there’s a – relative to what we offer today there’s probably a 5X ASP improvement per each DIM that we sell in the new market. So it’s a pretty substantial revenue growth from where we are today in that business.

Sandy Harrison - Pacific Growth Equities - Analyst

OK. Then Clyde, on some of the guidance you talked about on the EPS, the $0.06 to $0.10, is the $0.06 assuming on the lower end and the $0.10 on the upper end so that we’d look for something in the middle on a flat number, or is it not going to be as linear as that, there’s a couple of different knobs to turn?

Clyde Hosein - Integrated Device Technology - CFO

You guys always look in the middle for that, so that goes without saying. But that low end of the revenue range, which is down three, our expectation is we’ll manage costs tightly to be at the $0.06 and then of course at the higher end if we get the growth revenues I think $0.10 is certainly within the cards for us.

Sandy Harrison - Pacific Growth Equities - Analyst

OK, thanks.

Operator

Louis Gerhardy with Morgan Stanley Dean Witter.

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

You mentioned for your direct business I think you need $2 million more of turns. What’s the dollar amount that you need to see an increase in DIST?

Clyde Hosein - Integrated Device Technology - CFO

DIST is probably in the $1 million to $2 million range up for us to get there. As I described earlier, we track in fairly decent to that.

Greg Lang - Integrated Device Technology - Pres/CEO

I would also say last quarter was the lowest in years, we didn’t go back to look at how far back, but it was a very soft quarter for distribution, so it doesn’t seem to be a stretch to assume that we get some bounce back from that.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

OK. Then for the September quarter for your three largest segments, enterprise, service provider and wireless, can you just give us a sense of your expectations there?

Greg Lang - Integrated Device Technology - Pres/CEO

Sure. The wireless segment we do expect to see some incremental growth there, some small incremental growth. I’m sorry; the other one you asked about was carrier?

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

Enterprise and service provider.

Greg Lang - Integrated Device Technology - Pres/CEO

In the carrier space we expect that to be flat to up a little bit. Enterprise we’re probably most cautious about. We have a big customer that has a year end right now, so the estimate of how that plays out from an inventory and burning through some inventory versus kind of following through the next quarters is the uncertainty there. So we’re expecting a little bit of softness in our projections in the enterprise space, and up in wireless and fairly flattish in the carrier space.

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

OK, and in the June quarter, what percent of revenue was your largest customer?

Greg Lang - Integrated Device Technology - Pres/CEO

It remained in the 20% to 25% range.

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

OK. Then just on the acquisition here, the combination. Can you just give me an update on the status of your HSR review and do you know which agency is looking at it?

Clyde Hosein - Integrated Device Technology - CFO

Louis we do know it’s the FTC. After we filed a couple of weeks went by before they determined that. It’s very typical or not unusual at least, for companies in a similar situation to pull and re-file, that gives the FTC a few more days to complete their investigation and obviously they have an obligation to vet it out thoroughly. The initial feedback we go so far is that that’s going well and this is a matter of giving them a few more days to get through their customer calls.

Louis Gerhardy - Morgan Stanley Dean Witter - Analyst

Thank you.

Operator

Jack Romaine with SG Cowen.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Jack Romaine - SG Cowen - Analyst

Could you talk a little bit about the SRAM business? A couple of possible concerns here is that maybe your customers are questioning your long-term commitment to the space, or maybe your lack of investment in R&D is causing a wind down of the product line. Can you talk about those concerns and address the fact of whether this is a longer term issue or whether this is very short term.

Greg Lang - Integrated Device Technology - Pres/CEO

I think probably the latter of your two comments is probably having some impact which is the lesser investment that we’ve made in the businesses has probably slowed our ramp, for example, in the QDR SRAM memory technology. So I think that has had a revenue impact on us. I don’t get the sense that our customers fear that we’re going to run away from this business. We’ve gone to great strides to let them know that we won’t leave them in a lurch in a situation, and I think they value having multiple suppliers in this arena.

The one thing that I might highlight is that while the quarter – the quarter being off last quarter was certainly not part of our plans, I think it is interesting to look at year-over-year, if you take a step back and get outside of the quarter boundaries and look year-over-year, we’re down roughly 7% from the high quarter last year, which I think for most people this June quarter was the high quarter. Many of the people in our peer group, SRAM or not, are down in the teens, some in the 20% range. So I think that we had less of a fall and therefore we’ll have less of a bounce back from this.

I think that’s part of the answer on the SRAM as well as some of the other fronts as well. We have less of a bounce off the bottom because we didn’t fall as far to start with.

Jack Romaine - SG Cowen - Analyst

OK, that makes sense. Could you talk about your standard logic products? What’s pricing like? We’re hearing from Texas Instruments that they’re starting to walk away from some of the business, and my understanding is they were one of the most price aggressive out there. Can you talk about trends that you saw in that business and what you’re expecting in the future?

Greg Lang - Integrated Device Technology - Pres/CEO

I think your characterization is correct, it’s been very competitive. We have been practicing the same approach for the last – probably for the last 9 to 12 months, just walking away from some of the ridiculous price points that were out there, and we will continue to do so. Pricing mirrors fairly closely the SRAM business, although maybe a little less volatile both on the up and the down swing.

Jack Romaine - SG Cowen - Analyst

OK. Then could you refresh my memory on some of the new products? You mentioned the serial switching product, and I know in the past you’ve talked about flow control. Can you talk about the non-memory products that you expect to come out between now and the end of the year and maybe give us some sort of revenue targets for some point in the future?

Greg Lang - Integrated Device Technology - Pres/CEO

Let me do that in a general sense. The first area that I’ll talk about is serial switching. We started sampling our first parts in that space; this is a business that we announced we were entering about a year ago, so we got a part out, sampling it, a lot of interest across server and storage customers as well as growing interest in communication base. We expect to see the first revenue for that business approximately late in the December quarter into the March quarter. So that’s when that business will start to ramp us for us for the first time with the new part that’s come out. We feel good about the prospects there.

The second area that we talked a little bit about earlier is the other big new product area for us is in this kind of communication oriented memory interface that we talked about for the fully buffered DIM. We expect, there again, revenue to show up in the December quarter for us in that product area and then see meaningful growth in that product area over the next three to four quarters, depending on how fast that server transition happens. So that will be also another very solid source of growth for us next year; potentially the biggest source of growth for us in the next year.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Then the last area that I’ll highlight is we have in the flow control management division we’ve come out with another member of our spy exchange family, if you will, and that’s basically an interconnect between standard interfaces on a communication line card. We’ll see some revenue start to ramp up from that in the next couple of quarters as well, although probably a little bit further out, since the design cycles on the communications side tend to be quite a bit longer.

We continue to invest and bring out new products in the network search engine space. This last quarter, we brought out, or we announced our fourth-generation technology on that front, which really sets the pace for, I think the whole next generation of products across the market segment. We will see revenue on that this year. That will be a next-year-type of revenue item, but it’s a great example of continued leadership for us on the network search engine front.

Jack Romaine - SG Cowen - Analyst

Great, thank you very much.

Operator

[OPERATOR INSTRUCTIONS] We have a follow up question from Mr. Glen Yeung, with Smith Barney. Please go ahead.

Glen Yeung - Smith Barney - Analyst

Thanks. Clyde, could I just clarify that the savings from the restructuring is $25 million, all off the income [ph]? In other words, if I have the same revenues this fiscal year over last fiscal year, it would net to $25 million lower, between COGS, SG&A and R&D?

Clyde Hosein - Integrated Device Technology - CFO

That’s correct. And then, Glen, as we indicated earlier, that does not include the depreciation falloff, which is almost all in COGS, 95% of it in COGS. And that’s $20 million a year.

Glen Yeung - Smith Barney - Analyst

OK and that was the other question that I had. That falloff starts exactly when?

Clyde Hosein - Integrated Device Technology - CFO

In the beginning of the fiscal year, which is the June quarter of next year.

Glen Yeung - Smith Barney - Analyst

So, it’s, and I think you talked about a $5 million a quarter drop-off relative to this year essentially?

Clyde Hosein - Integrated Device Technology - CFO

That’s correct, on depreciation, which would be $5 million a quarter, $20 million a year.

Glen Yeung - Smith Barney - Analyst

OK, and then just to follow up on the [inaudible] in discussion that was going on earlier, maybe for Greg; what we’re really looking for here is the timing and acceptance of Intel’s [inaudible] platform. Is that right?

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

Gregory Lang

I didn’t catch the name of that. It’s the Blackford Chipset [inaudible]. I think it’s called Binsley or Bentley? [Inaudible].

Glen Yeung - Smith Barney - Analyst

It’s the server platform, but that’s the chipset that we’re talking about then?

Gregory Lang

Correct.

Glen Yeung - Smith Barney - Analyst

And, do you have—are you on the road map there or do you know the road map? I mean, I’m not asking you to tell what it is, but are you confident that you’re sort of ready for the timing of that chipset? And then, specifically, what is it about what you are doing that may give you an advantage there?

Gregory Lang

First of all, I think the reason that we are in the position that we’re in right now is because we do have kind of a unique set of skills between the memory and the communications phase. And this is a high-speed serial chip, just like we do on our high-speed serial switch. And so, being able to combine those two skills isn’t something that every guy that was in the business there before was able to do.

So, that’s a very good advantage for us. We also have a good strong relationship with all the memory module makers from the DDR2 and DDR1 generation of products as well. So, that’s certainly helpful.

From an eco-system standpoint, and being ready when the platform is ready, we’re actually working very, very closely with Intel, testing in their labs, testing with their platforms, to make doing going through the interoperability work, working on the test, the production test side of things. So, there’s very close cooperation there.

We have close cooperation with all the large PC OEM customers to make sure that they’re getting the testing and the data done that they need to, if they feel comfortable. And, we’re working with the memory folks.

So, we’re working all the bases here to make sure that when the time comes, we’re ready with a fully tested, qualified, rung out part ahead of that transition. And, we’re in very, very good shape right now to meet that and actually more likely beat the timing of that transition.

Glen Yeung - Smith Barney - Analyst

OK, maybe just two questions then. One is can you talk about who the competition is there, and, how you feel you’re faring relative to them? And secondly, if you would care to, maybe to characterize the revenue opportunities?

Gregory Lang

Competition, well I’ll tell you, I don’t know who’s announced what. I’ll tell you what I hear from product competition. I hear that NEC will have a product. I hear that ICS will have a product and potentially Infineon will have a product. Maybe some other smaller folks, but those are probably the bigger competitors.

And actually, I would say that we’re, as I mentioned earlier, at least a quarter ahead of each of those folks, based on the testing and the work that we’re doing in the eco-system.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

From a business opportunity standpoint, I believe that this could represent, as I mentioned earlier, the biggest growth opportunity for us next year. Probably, on the order of a $50 million-plus type of business opportunity for us next year. And, we’ll get more concrete with that as we get a better idea of the transition, but it’s a non-trivial growth opportunity for us.

Glen Yeung - Smith Barney - Analyst

OK, thank you.

Operator

Our final question today comes from the line of Sandy Harrison, once again, with Pacific Growth Equities. Please go ahead sir.

Sandy Harrison - Pacific Growth Equities - Analyst

At the risk of beating a dead horse here, a little on the SRAMs, since it is such a small part of your business these days, are you seeing one of the ways you’ve been able to hold up your margins there and even your prices to decent levels? Are you seeing some transitions within it to maybe some other QDR2 stuff, which some of your competitors had a tough time with? Or has the traditional mix of the SRAM stayed the same? Is there something going on there, or am I looking too deep?

Gregory Lang

Well, I think it’s a good question. I think the ARM mix actually is probably weighted more towards the traditional side, because we’ve come to market a bit late on the QDR side. So, the share question earlier about did we lose something in the [inaudible] product investment standpoint? I think the answer is yes. I think that’s been true for a couple of quarters now. But that’s an area where we do have products out now. We’re in Qual [ph]. We think that we’ll prevent any further slide from that standpoint, with the new products that we have out.

But basically for us the mix is still a traditional mix. The newer product front will start to pick up here in the next quarter.

Sandy Harrison - Pacific Growth Equities - Analyst

We’ve heard your FIT rates are pretty good out there in the field. Do you guys have built into your outlook taking some pretty decent share back in QDR2? Or, if it comes it comes and if it doesn’t it doesn’t?

Gregory Lang

We’ll certainly do our best to grab a piece of the business. I think we have a very strong part in the new QDR front and a strong product family. We will be working to take share from some of the guys that have socket there today.

Sandy Harrison - Pacific Growth Equities - Analyst

All right, thanks guys.

Clyde Hosein - Integrated Device Technology - CFO

Before ending today, I’d like to mention that we will be conducting several investor meetings this quarter, many of which will include joint meetings with ICS. And we will be participating at the SSB conference in New York in September. Thank you again for joining us on the call. As always, we appreciate the interest you’ve expressed in IDT, and we look forward to speaking with you again. Goodbye.

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FINAL TRANSCRIPT

Jul. 27. 2005 / 4:30PM, IDTI - Q1 2006 Integrated Device Technology Earnings Conference Call

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